EXHIBIT 99.1

Schedule of computation of ratio of earnings to fixed charges of The Kroger Co. and consolidated subsidiary companies for the five fiscal years ended January 30, 2016 and for the quarters ended November 5, 2016 and November 7, 2015.

	November 5,	November 7,	January 30,	January 31,	February 1,	February 2,	January 28,
	2016	2015	2016	2015	2014	2013	2012
	(40 weeks)	(40 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(53 weeks)	(52 weeks)
	(in millions of dollars)
Earnings:
Earnings before tax expense	$2,182	$2,279	$3,094	$2,649	$2,282	$2,302	$843
Fixed charges	786	685	903	896	797	823	794
Capitalized interest	(10)	(7)	(9)	(5)	(5)	(3)	(6)

Pre-tax earnings before fixed charges	$2,958	$2,957	$3,988	$3,540	$3,074	$3,122	$1,631

Fixed charges:
Interest	$406	$376	$491	$493	$448	$465	$441
Portion of rental payments deemed to be interest	380	309	412	403	349	358	353

Total fixed charges	$786	$685	$903	$896	$797	$823	$794

Ratio of earnings to fixed charges	3.8	4.3	4.4	4.0	3.9	3.8	2.1